August 2, 2005

Carl Hiller

Staff Accountant

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:

Nevada Geothermal Power Inc.

Form 20-F Annual Report for the period ended June 30, 2004

File No. 000-49917

Dear Mr. Hiller,

As per our conversation today, the Company will:

1.

provide greater detail in the SHAREHOLDERS’ EQUITY Canadian GAAP and US GAAP reconciliation.  The numbers will flow better presenting to the readers the US and Canadian GAAP differences.

2.

change the labeling under SHARE CAPITAL to show actual cash items and non-cash items for shares issued.

3.

show the share issuance costs for shares issued under SHARE CAPTIAL, combined with point 2 above which will better reflect the shares issued for cash line in the STATEMENT OF CASH FLOWS.

4.

remove the line heading “Change in non-cash working capital items” and the subtotal prior to the line heading in the STATEMENT OF CASH FLOWS.

Yours truly,

NEVADA GEOTHERMAL POWER INC.

Ed Low

Accountant